Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 8, 2025

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 400 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. McManus:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 29, 2025, with respect to the Defiance Leveraged Long BEAM ETF, Defiance Leveraged Long SBET ETF, Defiance Leveraged Long OPEN ETF, and Defiance Leveraged Long EOSE ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Cover Page

1.	Please consider using the word “daily” in each Fund’s name to alert investors to the fact that the Fund may not perform as expected, and may have losses when and investor expected gains, if the fund is held for a period that is different than one trading day.

Response: The Trust acknowledges the Staff’s comments and respectfully believes that each Fund’s current name is appropriate and permissible under Rule 35d-1 and does not require modification to add “daily. The Trust respectfully notes that other existing exchange-traded funds, including other series of the Trust, which (i) have the same investment objectives and (ii) employ substantially similar investment strategies, utilize the same naming convention (i.e., omit the term “daily”).

The Trust also respectfully notes that while each Fund employs daily levels of leverage, generally ranging from 150% to 200% of its net assets, as part of its investment strategy, each Fund’s investment objective is to seek long-term capital appreciation. The Funds do not seek daily leveraged investment results tied to a specific percentage change in the share price of the Fund’s Underlying Security, as is the case with funds that target, for example, 200% of a particular company’s stock.

The Trust further notes that adding “daily” to the Funds’ names risks creating confusion by implying that the Funds seek to provide a specific daily leveraged multiple of performance, which they do not. Such a characterization could mislead investors into believing that the Funds are designed for short-term trading or precise daily correlation, when in fact the Funds seek longer-term leveraged exposure with more flexible daily leverage adjustments. The Trust believes that the current naming convention better reflects the Funds’ investment objectives and avoids overstating the relevance of daily performance.

In light of the foregoing, the Trust has determined not to use the word “daily” in each Fund’s name.

2.	Please consider revising the cover page to disclose:

i.	The Fund seeks daily long leveraged investment results and is intended to be used as a short-term trading vehicle.

ii.	The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios. The Fund is very different from most mutual funds and exchange-traded funds. Investors should note that:

a)	The Fund is riskier than alternatives that do not use leverage because the Fund magnifies the performance of the underlying security.

b)	The pursuit of daily investment objectives means that the return of the Fund for a period longer than a full trading day will be the product of a series of daily leveraged returns for each trading day during the relevant period. As a consequence, especially in periods of market volatility, the volatility of the underlying security may affect the Fund’s return as much as, or more than, the return of the underlying security. Further, the return for investors that invest for periods less than a full trading day will not be the product of the return of the Fund’s stated long leveraged investment objective and the performance of the underlying security for the full trading day. During periods of high volatility, the Fund may not perform as expected, and the Fund may have losses when an investor may have expected gains if the Fund is held for a period that is different than one trading day.

iii.	The Fund is not suitable for all investors. The Fund is designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Investors in the Fund should:

a)	Understand the risks associated with the use of leverage;

b)	Understand the consequences of seeking daily long leveraged investment results; and

c)	Intend to actively monitor and manage their investments.

iv.	Investors who do not understand the Fund, or do not intend to actively manage their funds and monitor their investments, should not buy shares of the Fund.

v.	There is no assurance that the Fund will achieve its investment objective, and an investment in the Fund could lose money. The Fund is not a complete investment program.

vi.	The Fund’s investment advisor will not attempt to position the Fund’s portfolio to ensure that the Fund does not gain or lose more than a maximum percentage of its net asset value on a given trading day. As a consequence, if the Fund’s underlying security moves more than 50% (for a Fund seeking two times daily performance) to 67% (for a Fund seeking one and a half times daily performance) on a given trading day in a direction adverse to the Fund, the Fund’s investors would lose all of their money.

Response: As discussed in response to the comment above, the Trust respectfully notes that while each Fund utilizes daily levels of leverage, generally ranging from 150% to 200% of its net assets, as part of its investment strategy, each Fund’s investment objective is to seek to achieve long-term capital appreciation.

The Funds do not seek daily leveraged investment results tied to a specific percentage change in the share price of the Fund’s Underlying Security, as is the case with funds that target, for example, 200% of a particular company’s stock.

As a result, the Trust believes that the proposed language disclosure would inappropriately suggest that the Funds are suitable only for traders or highly sophisticated investors who actively manage their portfolios. While the Funds involve leverage and related risks, already extensively disclosed in the prospectus, they are not designed exclusively as short-term trading vehicles, and investors may reasonably hold them as part of longer-term strategies consistent with their objectives. To state otherwise would overstate the risks in a way that could deter investors who might appropriately consider these Funds as part of their portfolio construction.

Furthermore, the Trust respectfully notes that other existing exchange-traded funds, including other series of the Trust, which (i) have the same investment objectives and (ii) employ substantially similar investment strategies do not include such cover page disclosures.

Accordingly, the Trust respectfully declines to include these suggested cover page disclosures for these Funds.

Summary Prospectus

3.	With respect to the paragraph directly above each Fund’s expense example, beginning with, “[t]his Example is intended to help . . .”, please revise this disclosure to mirror relevant language in Form N-1A Item 3. Specifically, please remove the sentence, “[t]he Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.”

Response: The Trust has revised this disclosure in each Fund’s summary prospectus, consistent with the Staff’s comment.

SAI

4.	In the “Investment Restrictions” section, related to investment restriction 5, i.e., the Fund may not underwrite securities issued by other persons, except to the extent permitted under the 1940 Act, please supplementally explain where in the SAI, the Trust explains what is permitted under the 1940 Act with respect to underwriting securities or include related explanatory disclosure.

Response: The Trust has updated this section to include additional explanatory disclosure related to what is permitted under the 1940 Act with respect to underwriting securities.

If you have any questions or require further information, please contact Jonathan R. Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Jonathan R Massey

Jonathan R. Massey

SVP of Legal Services

Tidal Investments LLC

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